Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-211062

January 3, 2018

EVERSOURCE ENERGY

Pricing Term Sheet

Issuer:	Eversource Energy
Security:	3.30% Senior Notes, Series M, due 2028
Principal Amount:	$450,000,000
Maturity Date:	January 15, 2028
Coupon:	3.30%
Benchmark Treasury:	2.250% due November 15, 2027
Benchmark Treasury Price / Yield:	98-06 / 2.458%
Spread to Benchmark Treasury:	85 basis points
Yield to Maturity:	3.308%
Price to Public:	99.932% of the principal amount
Interest Payment Dates:	Semi-annually on January 15 and July 15 of each year, commencing on July 15, 2018.
Redemption Provisions:	Make-whole call at any time prior to October 15, 2027 (three months prior to the Maturity Date) at a discount rate of Treasury plus 15 basis points and on or after such date at par
Trade Date:	January 3, 2018
Settlement Date*:	January 8, 2018 (T+3)
Concurrent Debt Offering:	The Issuer is also issuing $200,000,000 of its 2.50% Senior Notes, Series I, due 2021.
CUSIP / ISIN:	30040W AE8 / US30040WAE84
Ratings**:	Baa1 (Moody’s); A (S&P); BBB+ (Fitch)
Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC TD Securities (USA) LLC Wells Fargo Securities, LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc.
Co-Manager:	The Williams Capital Group, L.P.

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes in the secondary market prior to the date that is two business days before the settlement date will be required, by virtue of the fact that the notes initially will settle T+3 (on January 8, 2018) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Purchasers of notes who wish to trade notes prior to the date that is two business days before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Additional Selling Restriction:

The following language supersedes the language set forth in the preliminary prospectus supplement, subject to completion, dated January 3, 2018, under the heading “Underwriting—Selling Restrictions—European Economic Area”:

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area (“EEA”) that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, an offer of notes may not be made to the public in that relevant member state other than:

•                  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•                  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•                  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in the relevant member state.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). No key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling packaged retail and insurance-based investment products or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146; by calling J.P. Morgan Securities LLC collect at (212) 834-4533; by calling RBC Capital Markets, LLC toll-free at (866) 375-6829; by calling TD Securities (USA) LLC toll-free at (855) 495-9846; or by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751.